Exhibit 99.1

Cascades announces the sale of its equity holding in Boralex

KINGSEY FALLS, QC, July 27, 2017 – Cascades Inc. (TSX: CAS), a leader in the recovery of recyclable materials and the production of green packaging and tissue paper products, announces that it has reached an agreement to sell all of its shares in Boralex to the Caisse de dépôt et placement du Québec (the Caisse) for an amount of $ 287.5 million.

Cascades was formerly a majority shareholder in Boralex, but has gradually had its ownership stake in the company diluted to 17.3% as Boralex has grown over recent years. Over the last several months, Cascades management has undertaken an in-depth assessment, and has evaluated the Company’s alternatives with regards to its investment in Boralex. As a result of this analysis, management made the strategic decision to monetize its investment and selected the Caisse to complete this major transaction.

“Today, we are turning another page in our company’s history with this strategic decision. We believe that in the current context, this transaction is in the best interest of Cascades and its shareholders, and that the Caisse will be an ideal partner to accompany and support Boralex in its future growth and development initiatives. The proceeds of this transaction will increase our financial flexibility, contribute to the successful deployment of our strategic initiatives and reduce our debt, thereby improving our positioning within our core markets. Achieving these objectives is crucial to our continued success in a context of increasing market competition and raw material cost inflation which continues to affect our profitability,” said Mario Plourde, Cascades’ President and Chief Executive Officer.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs 11,000 women and men, who work in close to 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. The Cascades shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media Hugo D’Amours Vice President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com	Information Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 jennifer_aitken@cascades.com

Website: www.cascades.com

Green by Nature blog: blog.cascades.com

Facebook: facebook.com/Cascades

Twitter: twitter.com/@CascadesDD | twitter.com/@CascadesSD | twitter.com/@CascadesInvest

YouTube: youtube.com/Cascades